EURASIAN MINERALS INC.
CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)

September 30, 2016

NOTICE TO READER

The accompanying unaudited condensed consolidated interim financial statements of Eurasian Minerals Inc. for the nine months ended September 30, 2016 have been prepared by management and approved by the Audit Committee and the Board of Directors of the Company. These condensed consolidated interim financial statements have not been reviewed by the Company’s external auditors.

EURASIAN MINERALS INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(Expressed in Canadian Dollars)

ASSETS	September 30, 2016	December 31, 2015

Current
Cash and cash equivalents	$3,787,616	$5,634,601
Investments (Note 3)	353,878	235,106
Receivables (Note 4)	2,367,497	686,465
Prepaid expenses	81,540	32,344
Total current assets	6,590,531	6,588,516
Non-current
Restricted cash (Note 5)	255,361	269,770
Receivables (Note 4)	2,326,490	-
Property and equipment (Note 6)	501,992	614,460
Convertible notes receivable (Note 7)	-	1,026,458
Investment in associated company (Note 8)	4,413,609	3,333,491
Strategic investments (Note 3)	261,905	193,810
Exploration and evaluation assets (Note 9)	2,145,000	2,381,540
Royalty interest (Note 10)	25,973,977	28,798,980
Reclamation bonds (Note 11)	528,091	810,734
Goodwill (Note 12)	4,962,897	6,501,886
Other assets	104,484	104,484
Total non-current assets	41,473,806	44,035,613

TOTAL ASSETS	$48,064,337	$50,624,129

LIABILITIES
Current
Accounts payable and accrued liabilities	$564,892	$663,582
Advances from joint venture partners (Note 13)	130,461	137,825
Total current liabilities	695,353	801,407
Non-current
Deferred income tax liability	4,962,897	6,501,886
TOTAL LIABILITIES	5,658,250	7,303,293

SHAREHOLDERS' EQUITY
Capital stock (Note 14)	117,445,810	117,000,052
Commitment to issue shares	-	139,138
Reserves	19,363,070	20,487,524
Deficit	(94,402,793)	(94,305,878)
TOTAL SHAREHOLDERS' EQUITY	42,406,087	43,320,836

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$48,064,337	$50,624,129

Nature of operations and going concern (Note 1)
Events after reporting date (Note 19)

Approved on behalf of the Board of Directors on November 10, 2016

Signed: “David M Cole”	Director	Signed: “Larry Okada”	Director

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

EURASIAN MINERALS INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF INCOME AND LOSS
(Expressed in Canadian Dollars)

	Three month	Three month	Nine month period	Nine month period
	period ended	period ended	ended	ended
	September 30,	September 30,	September 30,	September 30,
	2016	2015	2016	2015

ROYALTY INCOME	$751,326	$369,453	$1,515,330	$1,145,021
Cost of sales
Gold tax	(37,566)	(18,473)	(75,766)	(57,251)
Depletion (Note 10)	(684,824)	(407,482)	(1,450,464)	(1,200,675)
Net royalty income (loss)	28,936	(56,502)	(10,900)	(112,905)

EXPLORATION EXPENDITURES (Note 9)	1,566,049	1,565,437	4,368,819	4,693,745
Less: recoveries	(247,969)	(332,254)	(603,315)	(1,064,992)
Net exploration expenditures	1,318,080	1,233,183	3,765,504	3,628,753

GENERAL AND ADMINISTRATIVE EXPENSES
Administrative and office	158,288	202,368	604,877	679,857
Depreciation (Note 6)	28,622	15,368	85,866	87,496
Investor relations and shareholder information	55,578	53,866	171,603	183,837
Professional fees	187,081	174,936	377,823	342,781
Salaries and consultants (Note 15)	196,212	179,480	684,764	810,740
Share-based payments (Note 14)	-	(3,949)	27,462	440,164
Transfer agent and filing fees	17,244	7,520	115,136	103,354
Travel	6,446	12,403	38,434	52,803
Total general and administrative expenses	649,471	641,992	2,105,965	2,701,032

Loss from operations	(1,938,615)	(1,931,677)	(5,882,369)	(6,442,690)

Change in fair value of fair value through profit or loss investments	162,782	(120,724)	439,644	(334,167)
Gain on sale of exploration and evaluation assets	6,648,569	-	6,614,719	132,286
Equity loss in associated companies (Note 8)	(111,585)	(141,730)	(609,385)	(500,344)
Foreign exchange gain (loss)	(51,672)	111,387	(300,631)	162,523
Realized loss on sale of investments	(65,697)	-	(296,646)	(8,387)
Interest income and Other	42,802	33,352	93,450	(199,025)
Writedown of goodwill (Note 12)	(475,922)	(426,445)	(1,198,660)	(1,180,574)

Income (loss) before income taxes	4,210,662	(2,475,837)	(1,139,878)	(8,370,378)
Deferred income tax recovery	521,530	426,445	1,042,963	1,180,574

Income (loss) for the period	$4,732,192	$(2,049,392)	$(96,915)	$(7,189,804)

Basic and diluted income (loss) per share	$0.06	$(0.03)	$(0.00)	$(0.10)

Weighted average number of common shares outstanding	73,951,176	73,473,069	73,738,511	73,462,677

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

EURASIAN MINERALS INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME AND LOSS
(Expressed in Canadian Dollars)

	Three month	Three month	Nine month	Nine month
	period ended	period ended	period ended	period ended
	September 30,	September 30,	September 30,	September 30,
	2016	2015	2016	2015

Income (loss) for the period	$4,732,192	$(2,049,392)	$(96,915)	$(7,189,804)

Other comprehensive income (loss)
Change in fair value of available-for-sale investments	-	(176,190)	137,622	(17,619)
Currency translation adjustment	325,455	2,573,225	(1,372,718)	4,630,169

Comprehensive income (loss) for the period	$5,057,647	$347,643	$(1,332,011)	$(2,577,254)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

EURASIAN MINERALS INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
(Expressed in Canadian Dollars)

	Nine month period	Nine month period
	ended	ended
	September 30, 2016	September 30, 2015
Cash flows from operating activities
Loss for the period	$(96,915)	$(7,189,804)
Items not affecting operating activities:
Interest income received	(5,590)	(48,643)
Unrealized foreign exchange effect on cash and cash equivalents	(366,399)	200,608
Items not affecting cash:
Share based payments	27,462	512,562
Change in fair value of fair value through profit or loss investments	(439,644)	334,167
Realized loss on sale of investments	296,646	8,387
Interest income and Other	(87,862)	-
Deferred income tax recovery	(1,042,963)	(1,180,574)
Depreciation and Depletion	1,556,263	1,359,686
Gain on option payments received (Note 9)	(24,720)	-
Writedown of goodwill	1,198,660	1,180,574
Gain on sale of exploration and evaluation assets	(6,638,387)	(42,755)
Derecognition of property and equipment on sale of exploration and evaluation assets	23,668	6,490
Derecognition of property and equipment in exploration and evaluation costs	-	(24,922)
Equity loss in associated companies	609,385	500,344
Unrealized foreign exchange (gain) loss	77,595	246,652
Shares received from joint venture partners included in exploration recoveries	(55,000)	(115,000)
Changes in non-cash working capital items:
Receivables	(109,783)	(961,578)
Prepaid expenses	(49,196)	(21,749)
Accounts payable and accrued liabilities	(98,689)	121,731
Advances from joint venture partners	(7,364)	(265,215)
Total cash used in operating activities	(5,232,833)	(5,379,039)
Cash flows from investing activities
Acquisition and sale of exploration and evaluation assets, net option payments received	3,041,610	(78,039)
Interest received on cash and cash equivalents	5,590	48,643
Convertible note receivable (Note 7)	(542,622)	(52,063)
Proceeds from sale of fair value through profit and loss investments, net	129,543	7,450
Proceeds from sale of available-for-sale financial instruments, net	17,375	-
Restricted cash	14,409	(60,832)
Purchase and sale of property and equipment, net	(16,999)	(34,532)
Reclamation bonds	282,643	106,096
Total cash used in investing activities	2,931,549	(63,277)
Cash flows from financing activities
Proceeds from exercise of options	87,900	-
Total cash used in investing activities	87,900	-

Effect of exchange rate changes on cash and cash equivalents	366,399	(200,608)

Change in cash and cash equivalents	(1,846,985)	(5,642,924)
Cash and cash equivalents, beginning	5,634,601	6,450,308
Cash and cash equivalents, ending	$3,787,616	$807,384

Supplemental disclosure with respect to cash flows (Note 18)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

EURASIAN MINERALS INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF SHAREHOLDERS’ EQUITY
(Expressed in Canadian Dollars)

				Reserves
					Accumulated other
	Number of		Commitment	Share-based	comprehensive gain
	common shares	Capital stock	to issue shares	payments	(loss)	Deficit	Total
Balance as at December 31, 2015	73,534,710	$117,000,052	$139,138	$10,362,229	$10,125,295	$(94,305,878)	$43,320,836
Shares issued for acquisition of a royalty interest	250,000	145,000	-	-	-	-	145,000
Shares issued as incentive stock grants	140,000	166,600	(166,600)	-	-	-	-
Shares issued from exercise of options	125,000	87,900	-	-	-	-	87,900
Equity investment share-based payments	-	-	-	-	156,900	-	156,900
Commitment to issue shares	-	-	27,462	-	-	-	27,462
Reclassification of fair value of options exercised	-	46,258	-	(46,258)	-	-	-
Foreign currency translation adjustment	-	-	-	-	(1,372,718)	-	(1,372,718)
Change in fair value of financial instruments	-	-	-	-	137,622	-	137,622
Loss for the period	-	-	-	-	-	(96,915)	(96,915)
Balance as at September 30, 2016	74,049,710	$117,445,810	$-	$10,315,971	$9,047,099	$(94,402,793)	$42,406,087

				Reserves
					Accumulated other
	Number of		Commitment	Share-based	comprehensive gain
	common shares	Capital stock	to issue shares	payments	(loss)	Deficit	Total
Balance as at December 31, 2014	73,371,710	$116,766,102	$306,999	$9,562,905	$5,880,342	$(87,430,021)	$45,086,327
Shares issued as incentive stock grants	163,000	233,950	(233,950)	-	-	-	-
Commitment to issue shares	-	-	52,359	-	-	-	52,359
Share - based payments	-	-	-	460,203	-	-	460,203
Foreign currency translation adjustment	-	-	-	-	4,630,169	-	4,630,169
Change in fair value of financial instruments	-	-	-	-	(17,619)	-	(17,619)
Loss for the period	-	-	-	-	-	(7,189,804)	(7,189,804)
Balance as at September 30, 2015	73,534,710	$117,000,052	$125,408	$10,023,108	$10,492,892	$(94,619,825)	$43,021,635

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

EURASIAN MINERALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Nine months ended September 30, 2016

1. NATURE OF OPERATIONS AND GOING CONCERN

Eurasian Minerals Inc. (the “Company” or “Eurasian”) and its subsidiaries operates as a royalty and prospect generator engaged in the exploring for, and generating royalties from, metals and minerals properties. The Company’s royalty and exploration portfolio mainly consists of properties in North America, Turkey, Europe, Haiti, Australia, and New Zealand. The Company’s common shares are listed on the TSX Venture Exchange (“TSX-V”) under the symbol of “EMX” and on the NYSE MKT under the symbol of “EMXX”. The Company’s head office is located at 501 - 543 Granville Street, Vancouver, British Columbia, Canada V6C 1X8.

These condensed consolidated interim financial statements have been prepared using International Financial Reporting Standards (“IFRS”) applicable to a going concern, which assumes that the Company will be able to realize its assets, discharge its liabilities and continue in operation for the following twelve months.

Management estimates it has sufficient funding for operations for the ensuing year, which results in the going concern assumption being an appropriate underlying concept for the preparation of these consolidated financial statements (Note 19).

Some of the Company’s activities for exploration and evaluation assets are located in emerging nations and, consequently, may be subject to a higher level of risk compared to other developed countries. Operations, the status of mineral property rights and the recoverability of investments in emerging nations can be affected by changing economic, legal, regulatory and political situations.

At the date of these condensed consolidated interim financial statements, the Company has not identified a known body of commercial grade mineral on any of its exploration and evaluation assets. The ability of the Company to realize the costs it has incurred to date on these exploration and evaluation assets is dependent upon the Company identifying a commercial mineral body, to finance its development costs and to resolve any environmental, regulatory or other constraints which may hinder the successful development of the exploration and evaluation assets.

These condensed consolidated interim financial statements of the Company are presented in Canadian dollars unless otherwise noted, which is the functional currency of the parent company and its subsidiaries except as to Bullion Monarch Mining, Inc., the holder of a royalty income stream whose functional currency is the United States (“US”) dollar.

2. STATEMENT OF COMPLIANCE AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Statement of Compliance

These consolidated financial statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

These consolidated financial statements have been prepared on a historical cost basis, except for financial instruments classified as fair value through profit or loss or available for sale, which are stated at their fair value. In addition, these consolidated financial statements have been prepared using the accrual basis of accounting except for cash flow information.

Summary of Significant Accounting Policies

The accounting policies applied by the Company in these unaudited condensed consolidated interim financial statements are consistent with those applied in its audited consolidated financial statements as at and for the year ended December 31, 2015.

EURASIAN MINERALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Nine months ended September 30, 2016

2. STATEMENT OF COMPLIANCE AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Accounting pronouncements not yet effective

The following standards and pronouncements have been issued by the IASB and have not yet been adopted by the Company. The Company is currently evaluating the impact the new and amended standards are expected to have on its consolidated financial statements.

IFRS 9 requires financial assets to be classified into three measurement categories on initial recognition: those measured at fair value through profit and loss, those measured at fair value through other comprehensive income and those measured at amortized cost. Measurement and classification of financial assets is dependent on the entity’s business model for managing the financial assets and the contractual cash flow characteristics of the financial asset. For financial liabilities, the standard retains most of the IAS 39 requirements.

In May 2014, the IASB issued IFRS 15 Revenue from Contracts with Customers ("IFRS 15"), which supersedes IAS 11 Construction Contracts, IAS 18 Revenue, IFRIC 13 Customer Loyalty Programmes, IFRIC 15 Agreements for the Construction of Real Estate, IFRIC 18 Transfers of Assets from Customers, and SIC 31 Revenue - Barter Transactions involving Advertising Services. IFRS 15 establishes a single five-step model framework for determining the nature, amount, timing and uncertainty of revenue and cash flows arising from a contract with a customer. The standard is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted.

IFRS 16 Leases was issued in January 2016 (effective January 1, 2019) and provides a single lessee accounting model, requiring lessees to recognize assets and liabilities for all leases unless the lease term is 12 months or less or the underlying asset has a low value.

Critical Accounting Judgments and Significant Estimates and Uncertainties

The critical judgments and estimates applied in the preparation of the Company’s unaudited condensed interim consolidated financial statements for the nine months ended September 30, 2016 are consistent with those applied in the Company’s December 31, 2015 audited consolidated financial statements.

3. INVESTMENTS

At September 30, 2016, the Company had the following investments:

		Accumulated
September 30, 2016	Cost	unrealized loss	Fair value
Fair value through profit or loss
Marketable securities	$1,563,310	$(1,209,432)	$353,878
Total Fair value through profit or loss	1,563,310	(1,209,432)	353,878
Available-for-sale
Marketable securities	910,473	(648,568)	261,905
Total investments	$2,473,783	$(1,858,000)	$615,783

EURASIAN MINERALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Nine months ended September 30, 2016

3. INVESTMENTS (Continued)

At December 31, 2015, the Company had the following investments:

		Accumulated
December 31, 2015	Cost	unrealized loss	Fair value
Fair value through profit or loss
Marketable securities	$1,872,802	$(1,637,696)	$235,106
Total Fair value through profit or loss	1,872,802	(1,637,696)	235,106
Available-for-sale
Marketable securities	980,000	(786,190)	193,810
Total investments	$2,852,802	$(2,423,886)	$428,916

4. RECEIVABLES

The Company’s receivables arise from receivables related to sales of foreign subsidiaries, royalty receivable, goods and services tax and harmonized sales taxes receivable from government taxation authorities, and recovery of exploration expenditures from joint venture partners. As at September 30, 2016 and December 31, 2015, the current receivables were as follows:

Category	September 30, 2016	December 31, 2015
Sale of Akarca (Note 9B)	$4,136,212	$-
Royalty income receivable	213,322	154,343
Refundable taxes	130,694	153,067
Recoverable exploration expenditures and advances	45,734	248,628
Other	168,025	130,427
As at September 30, 2016	$4,693,987	$686,465
Less: current portion	(2,367,497)	-
Long term portion	$2,326,490	$686,465

The carrying amounts of the Company’s current and non – current receivables are denominated in the following currencies:

Currency	September 30, 2016	December 31, 2015
US Dollars	4,637,112	575,986
Other	56,875	110,479
Total	$4,693,987	$686,465

5. RESTRICTED CASH

At September 30, 2016, the Company classified $255,361 (December 31, 2015 - $269,770) as restricted cash. This amount is comprised of $189,233 (December 31, 2015 - $199,915) held as collateral for its corporate credit cards, $65,706 (December 31, 2015 - $69,415) held as a security deposit for the Company’s former Haiti exploration program, and $422 (December 31, 2015 – $440) cash held by wholly-owned subsidiaries of the Company whose full amount is for use and credit to the Company’s exploration venture partners in USA.

EURASIAN MINERALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Nine months ended September 30, 2016

6. PROPERTY AND EQUIPMENT

During the nine months ended September 30, 2016 depreciation of $19,933 (2015 - $71,515) has been included in exploration expenditures.

	Computer	Field	Office	Vehicles	Building	Land	Total
Cost
As at December 31, 2015	$99,694	$185,424	$4,746	$16,106	$578,508	$414,526	$1,299,004
Additions	10,549	6,450	-	-	-	-	16,999
Disposals and derecognition	-	(21,423)	(2,365)	(16,106)	(6,065)	-	(45,959)
As at September 30, 2016	$110,243	$170,451	$2,381	$-	$572,443	$414,526	$1,270,044

Accumulated depreciation
As at December 31, 2015	$99,694	$144,642	$4,134	$1,678	$434,396	$-	$684,544
Additions	10,549	5,818	1,681	671	87,080	-	105,799
Disposals and derecognition	-	(9,202)	(3,434)	(2,349)	(7,306)	-	(22,291)
As at September 30, 2016	$110,243	$141,258	$2,381	$-	$514,170	$-	$768,052
Net book value
As at December 31, 2015	$-	$40,782	$612	$14,428	$144,112	$414,526	$614,460
As at September 30, 2016	$-	$29,193	$-	$-	$58,273	$414,526	$501,992

During the nine months ended September 30, 2016, the Company sold certain foreign operations for a gain of $5,887,546. Included in this gain was property and equipment with a net book value of $23,668.

7. CONVERTIBLE NOTES RECEIVABLE

On February 5, 2015, the Company entered into a convertible loan agreement with IG Copper, LLC (“IGC”), an associated company of EMX (Note 8) allowing IGC to borrow up to a maximum of US$500,000 (“IGC Loan”). The loan carries an interest rate of 8% per annum and the full amount of the principal and interest was due January 3, 2017. The full US$500,000 has been drawn and during the nine months ended September 30, 2016, the Company entered into an amended and restated loan agreement with IGC such that the IGC Loan shall include any further sums that may be advanced by the Company to, or paid by the Company on behalf of IGC from time to time prior to January 3, 2017. As such, US$198,953 of expenses paid by the Company on behalf of IGC were added to the IGC Loan.

At any time prior to the maturity date, the Company had the right to convert all or any part of the outstanding amount of the loan into membership units at US$6.00 per unit. If IGC completed a financing at less than US$6.00 per unit, the conversion price will be adjusted to the price used in the financing. Each membership unit represents a single membership interest in IGC. Additionally, if subsequent to the date of the Amended Agreement, IGC completes a financing and, as part of that financing, issues warrants to purchase Units or other securities of IGC, then the Company shall be entitled, upon conversion of the IGC Loan and accrued and unpaid interest, to also receive warrants to purchase Units or other securities of IGC on the same terms as the warrants issued in such financing.

On August 15, 2016, the Company converted the full amount of the outstanding loan, US$1,184,511, at US$5.00 per unit, which was the unit price of the most recently completed financing, into 236,902 membership units and 236,902 warrants of IGC.

EURASIAN MINERALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Nine months ended September 30, 2016

8. INVESTMENTS IN ASSOCIATED COMPANIES

The Company has a 39% equity investment in IGC. At September 30, 2016, the Company, including conversion of a note receivable (Note 7), has investedan aggregate of US$9,076,856 towards its investment (December 31, 2015 - US$7,892,345). At September 30, 2016, the Company’s investment less its share of accumulated equity losses was $4,413,609 (2015 - $3,572,393). The Company’s share of the net loss for the nine months ended September 30, 2016 was $609,385 (2015 - $500,344).

The Company has a minority position on the Board of IGC, and does not control operational decisions. The Company’s judgment is that it has significant influence, but not control and accordingly equity accounting is appropriate.

As at September 30, 2016, associated companies’ aggregate assets, aggregate liabilities and net loss for the year are as follows:

September 30, 2016	IGC
Aggregate assets	$6,521,348
Aggregate liabilities	(316,551)
Loss for the year	(1,407,785)
The Company's ownership %	39.27%
The Company's share of loss for the period	(609,385)

As at December 31, 2015, associated companies’ aggregate assets, aggregate liabilities and net loss for the year are as follows:

December 31, 2015	IGC
Aggregate assets	$6,980,045
Aggregate liabilities	(2,917,038)
Loss for the year	(2,515,741)
The Company's ownership %	42.22%
The Company's share of loss for the year	(152,800)

9. EXPLORATION AND EVALUATION ASSETS

Acquisition Costs

At September 30, 2016 and December 31, 2015, the Company has capitalized the following acquisition costs on its exploration and evaluation assets:

Region	Properties	September 30, 2016	December 31, 2015
Asia Pacific	Various	$81,124	$81,124
Sweden	Various	16,671	16,671
	Viad royalties	421,084	421,084
Turkey	Alankoy	153,960	153,960
	Sisorta	-	131,440
	Trab	78,587	78,587
United States	Superior West, Arizona	1,000,479	1,105,579
of America	Yerington, Nevada	393,095	393,095
Total		$2,145,000	$2,381,540

EURASIAN MINERALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Nine months ended September 30, 2016

9. EXPLORATION AND EVALUATION ASSETS (Continued)

During the nine months ended September 30, 2016:

A.	Sisorta, Turkey

Effective July 1, 2016, the Company entered into a share purchase agreement for the sale of EBX Madencilik A.S. (“EBX”), a wholly-owned EMX subsidiary that controlled the Sisorta gold property in Turkey, to Bahar Madencilik Sinayi ve Ticaret Ltd Sti ("Bahar"), a privately owned Turkish company.

The agreement provides for Bahar's staged payments to EMX as summarized below:

•	US $250,000 cash payment ($332,969) to EMX upon closing of the sale (completed).
•	Annual cash payments of US $125,000 (“Advance Cash Payments”) beginning on July 1, 2017 until commencement of commercial production from the Property.
•	3.5% of production returns after certain deductions (“NSR Payment") for ore mined from the Property that is processed on-site (increased to 5% if the ore is processed off-site).
•	The Advance Cash Payments will be credited at a rate of 80% against the NSR Payment payable after commercial production commences.
•	The NSR Payment is uncapped and cannot be bought out or reduced.

Pursuant to the sale of Sisorta, the Company recorded a gain on sale of foreign subsidiaries of $86,041.

B.	Akarca, Turkey

Effective July 29, 2016, the Company entered into a share purchase agreement for the sale of AES Madencilik A.S. (“AES”), the wholly-owned EMX subsidiary that controls the Akarca gold-silver project in western Turkey, to Çiftay Ínsaat Taahhüt ve Ticaret A.s. ("Çiftay"), a privately owned Turkish company.

The terms of the sale provide payments to EMX as summarized below (gold payments can be made as gold bullion or the cash equivalent):

•	US $2,000,000 cash payment ($2,630,760) to EMX upon closing of the sale (completed);
•	500 ounces of gold every six months commencing February 1, 2017 up to a cumulative total of 7,000 ounces of gold;
•	7,000 ounces of gold within 30 days after the commencement of commercial production from the Property provided that prior gold payments will be credited against this payment;
•	250 ounces of gold upon production of 100,000 ounces of gold from the Property;
•	250 ounces of gold upon production of an aggregate of 500,000 ounces of gold from the Property;
•	A sliding-scale royalty in the amount of the following percentages of production returns after certain deductions (“Royalty”) for ore mined from the Property:

o	For gold production: 1.0% on the first 100,000 ounces of gold; 2.0% on the next 400,000 ounces of gold; 3.0% on all gold production in excess of 500,000 ounces produced from the Property, and;
o	For all production other than gold production: 3.0%.

•	The Royalty is uncapped and cannot be bought out or reduced.

In addition, Çiftay must conduct a drilling program of at least 3,000 meters on the Property during each 12-month period commencing on August 5, 2016 until commencement of commercial production.

EURASIAN MINERALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Nine months ended September 30, 2016

9. EXPLORATION AND EVALUATION ASSETS (Continued)

B.	Akarca, Turkey (continued)

Pursuant to the agreement, Ciftey has guaranteed the future payments of 2,500 ounces of gold, or cash equivalent. As at September 30, 2016, the Company has recorded a receivable of $4,136,212 related to the guaranteed payments which was estimated using a valuation model that requires significant judgments and assumptions, including to future metal prices and discount rates.

The sale of Akarca resulted in a gain on the sale of foreign subsidiaries of $6,562,529.

EURASIAN MINERALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Nine months ended September 30, 2016

9. EXPLORATION AND EVALUATION ASSETS (Continued)

Exploration Expenditures

During the nine months ended September 30, 2016, the Company incurred the following exploration expenditures by projects, which were expensed as incurred:

	Scandinavia	USA				Turkey			Asia Pacific			Other	Total
		Kennecott Exploration	Desert Star Resources	Other USA	Total	Akarca	Other	Total	New Zealand	Other	Total
Administration Cost	$24,244	$53	$25	$87,627	$87,705	$8,479	$98,020	$106,499	$1,971	$6,244	$8,215	$13,945	$240,608
Assays	8,732	-	-	6,012	6,012	665	-	665	-	-	-	-	15,409
Drilling / Trenching	76,013	-	-	-	-	14,679	-	14,679	-	-	-	-	90,692
Land and Legal	102,617	-	-	108,477	108,477	34,999	166,642	201,641	-	19,459	19,459	25,087	457,281
Logistics	13,191	3,487	1,818	58,448	63,753	9,716	10,574	20,290	-	1,702	1,702	5,281	104,217
Personnel	170,809	44,919	12,579	1,024,658	1,082,156	218,335	283,033	501,368	-	77,756	77,756	92,364	1,924,453
Property Cost	59,919	2,650	39,364	430,459	472,473	125,261	61,934	187,195	24,624	44,123	68,747	3,911	792,245
Professional Services	59,132	-	-	44,504	44,504	49,114	30,439	79,553	-	8,362	8,362	12,701	204,252
Technical Studies	105,997	28,324	-	55,225	83,549	44,566	14,922	59,488	-	11,397	11,397	44,467	304,898
Travel	65,391	-	-	84,808	84,808	20,962	43,584	64,546	-	6,992	6,992	13,027	234,764
Total Expenditures	686,045	79,433	53,786	1,900,218	2,033,437	526,776	709,148	1,235,924	26,595	176,035	202,630	210,783	4,368,819
Recoveries	-	(66,719)	(51,707)	(21,885)	(140,311)	-	-	-	-	(46,513)	(46,513)	-	(186,824)
Operator fees	-	(6,407)	(1,260)	-	(7,667)	-	-	-	-	-	-	-	(7,667)
Option Payments *	-	(24,720)		(59,487)	(84,207)	-	(90,408)	(90,408)	(180,476)	-	(180,476)	-	(355,091)
Other Property Income	-	-	(264)	(26,438)	(26,702)	-	-	-	(27,031)	-	(27,031)	-	(53,733)
Total Recoveries	-	(97,846)	(53,231)	(107,810)	(258,887)	-	(90,408)	(90,408)	(207,507)	(46,513)	(254,020)	-	(603,315)
Net Expenditures	$686,045	$(18,413)	$555	$1,792,408	$1,774,550	$526,776	$618,740	$1,145,516	$(180,912)	$129,522	$(51,390)	$210,783	$3,765,504

* The Company received a $129,820 (US$100,000) annual option payment related to an exploration and option to purchase agreement for the Superior West project with Kennecott Exploration Company. Pursuant to Company policy, $105,100 has been applied against the Superior West capitalized costs, and $24,720 has been included in exploration recoveries.

EURASIAN MINERALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Nine months ended September 30, 2016

9. EXPLORATION AND EVALUATION ASSETS (Continued)

Exploration Expenditures (continued)

During the nine months ended September 30, 2015, the Company incurred the following exploration expenditures by projects, which were expensed as incurred:

			USA				Turkey			Asia Pacific
	Scandinavia	Kennecott	Desert Star	Other								Other	Total
		Exploration	Resources	USA	Total	Akarca	Other	Total	New Zealand	Other	Total
Administration Cost	$59,435	$87	$725	$97,434	$98,246	$9,615	$31,408	$41,023	$4,468	$2,196	$6,664	$51,508	$256,876
Assays	5,239	549	140	19,037	19,726	19	2,734	2,753	-	-	-	1,115	28,833
Drilling / Trenching	10,304	-	-	-	-	-	-	-	-	-	-	-	10,304
Land and Legal	35,661	-	-	93,577	93,577	17,675	32,076	49,751	4,617	7,544	12,161	19,309	210,459
Logistics	24,172	8,385	2,309	65,110	75,804	8,789	20,686	29,475	499	3,816	4,315	21,747	155,513
Personnel	381,641	57,961	21,655	992,149	1,071,765	137,241	332,493	469,734	42,460	74,314	116,774	104,803	2,144,717
Property Cost	92,528	62,945	74,360	362,700	500,005	173,204	87,925	261,129	31,893	37,431	69,324	34,093	957,079
Professional Services	70,701	-	-	7,184	7,184	35,036	102,339	137,375	5,871	9,935	15,806	113,176	344,242
Share Based Payments	7,103	-	-	75,468	75,468	-	12,430	12,430	-	(1,793)	(1,793)	(20,810)	72,398
Technical Studies	18,725	16,681	5,071	53,736	75,488	-	63,389	63,389	3,508	20,812	24,320	90,807	272,729
Travel	71,793	-	-	65,389	65,389	8,497	46,539	55,036	6,111	8,703	14,814	33,563	240,595
Total Expenditures	777,302	146,608	104,260	1,831,784	2,082,652	390,076	732,019	1,122,095	99,427	162,958	262,385	449,311	4,693,745
Recoveries	-	(164,134)	(111,704)	(92,100)	(367,938)	(266,338)	-	(266,338)	-	-	-	(31,300)	(665,576)
Operator fees	-	(16,954)	(3,739)	(9,311)	(30,004)	-	-	-	-	-	-	-	(30,004)
Option Payments	-	(31,460)	-	(31,460)	(62,920)	(125,840)	(115,000)	(240,840)	-	-	-	-	(303,760)
Other Property Income	(9,896)	(5,134)	-	(31,510)	(36,644)	-	(4,487)	(4,487)	(14,625)	-	(14,625)	-	(65,652)
Total Recoveries	(9,896)	(217,682)	(115,443)	(164,381)	(497,506)	(392,178)	(119,487)	(511,665)	(14,625)	-	(14,625)	(31,300)	(1,064,992)
Net Expenditures	$767,406	$(71,074)	$(11,183)	$1,667,403	$1,585,146	$(2,102)	$612,532	$610,430	$84,802	$162,958	$247,760	$418,011	$3,628,753

EURASIAN MINERALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Nine months ended September 30, 2016

10. ROYALTY INTEREST

Changes in royalty interest for the nine months ended September 30, 2016:

Balance, December 31, 2015	$28,798,980
Adjusted for:
Acquisition	145,000
Depletion	(1,450,464)
Cumulative translation adjustments	(1,519,539)
Balance, September 30, 2016	$25,973,977

During the nine months ended September 30, 2016, the Company acquired a 2% NSR royalty on all precious metals and a 1% NSR royalty on all other minerals for the Maggie Creek property in Nevada, and a 1% NSR royalty on all minerals for the Afgan property in Nevada from Golden Predator US Holdings Corp, a wholly-owned subsidiary of Till Capital Ltd. (“TCL”). In consideration of the acquisition, the Company issued 250,000 of its common shares to TCL valued at $145,000 or $0.58 per share. The fair value of the common shares was based on the market closing price on the date the shares were issued.

Carlin Trend Royalty Claim Block

The Company holds an interest in the Carlin Trend Royalty Claim Block in Nevada which includes the following Royalty Properties:

Leeville Mine (Producing): Located in Eureka County, Nevada, the Company owns a 1% gross smelter return royalty (“GSRR”).

East Ore Body Mine (Producing): Located in Eureka County, Nevada, the Company owns a 1% GSRR.

North Pipeline Property (Non-producing): Located in Lander County, Nevada. The Companyowns a production royalty of US$0.50 per yard of ore processed or 4% of net profit, whichever is greater.

During the nine months ended September 30, 2016, $1,515,330 (2015 - $1,145,021) of royalty income was included in Royalty income, offset by a 5% direct gold tax and depletion.

Impairment of Non-Current Assets

The Company’s policy for accounting for impairment of non-current assets is to use the higher of the estimates of fair value less cost of disposal of these assets or value in use. The Company uses valuation techniques that require significant judgments and assumptions, including those with respect to future production levels, future metal prices and discount rates.

Non-current assets are tested for impairment when events or changes in circumstances suggest that the carrying amount may not be recoverable. At December 31, 2015, as a result of the decline in the production of gold from the Carlin Trend Royalty Claim Block, the Company revised its estimated annual gold production over the expected mine life and decreased it’s long term gold price from US$1,300 to US$1,200 per ounce. As a result of these changes, the Company recorded $3,973,699 in impairment charges for the year ended December 31, 2015 related to the Carlin Trend Royalty Claim Block and related assets that make up the same cash-generating unit (“CGU”). For the nine months ended September 30, 2016, these assumptions remained reasonable and no further revisions were considered necessary.

EURASIAN MINERALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Nine months ended September 30, 2016

11. RECLAMATION BONDS

Reclamation bonds are held as security towards future exploration work and the related future potential cost of reclamation of the Company’s land and unproven mineral interests. Once reclamation of the properties is complete, the bonds will be returned to the Company.

	September 30, 2016	December 31, 2015
Australia - various properties	$70,227	$80,976
Sweden - various properties	8,043	7,939
Turkey - various properties	25,782	273,898
U.S.A - various properties	424,039	447,921
Total	$528,091	$810,734

12. GOODWILL

The Company’s goodwill represents the excess of the purchase price paid during fiscal 2012 for the acquisition of Bullion Monarch Mining Inc. over the fair value of the net identifiable tangible and intangible assets and liabilities acquired.

Changes in goodwill for the nine months ended September 30, 2016:

Balance, December 31, 2015	$6,501,886
Adjusted for:
Impairment charge	(1,198,660)
Cumulative translation adjustment	(340,329)
Balance, September 30, 2016	$4,962,897

The Company applies a one-step approach to determine if the Carlin Trend Royalty Claim Block and the related assets within the same CGU are impaired (Note 10). The impairment loss is the amount by which the CGU’s carrying amount exceeds its recoverable amount. Goodwill has been written down in conjunction with the decline of $1,533,646 (2015 - $1,180,574) of the related deferred income tax liability.

13. ADVANCES FROM JOINT VENTURE PARTNERS

Advances from joint venture partners relate to unspent funds received pursuant to approved exploration programs by the Company and its joint venture partners. The Company’s advances from joint venture partners consist of the following:

	September 30, 2016	December 31, 2015
U.S.A.	$130,461	$137,825
Total	$130,461	$137,825

EURASIAN MINERALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Nine months ended September 30, 2016

14. CAPITAL STOCK

Authorized

As at September 30, 2016, the authorized share capital of the Company was an unlimited number of common and preferred shares without par value.

Common Shares

During the nine months ended September 30, 2016, the Company issued:

•	140,000 (2015 – 163,000) shares valued at $166,600 (2015 – $233,950) pursuant to an incentive stock grant program to employees of the Company applied to commitment to issue shares.

•	125,000 (2015 – Nil) shares valued at $87,900 (2015 - $Nil) pursuant to the exercise of stock options.

•	250,000 (2015 – Nil) shares valued at $145,000 (2015 - $Nil) pursuant to a purchase agreement for the Maggie Creek and Afgan royalties (Note 10).

Stock Options

The Company adopted a stock option plan (the “Plan”) pursuant to the policies of the TSX-V. The maximum number of shares that may be reserved for issuance under the plan is limited to 10% of the issued common shares of the Company at any time. The vesting terms are determined at the time of the grant, subject to the terms of the plan.

During the nine months ended September 30, 2016, the change in stock options outstanding is as follows:

		Weighted Average
	Number	Exercise Price
Balance as at December 31, 2015	5,428,500	$1.67
Exercised	(125,000)	0.70
Cancelled and expired unexercised	(1,709,500)	2.66
Balance as at September 30, 2016	3,594,000	1.22

Number of options exercisable as at September 30, 2016	3,594,000	$1.22

The following table summarizes information about the stock options which were outstanding and exercisable at September 30, 2016:

Date Granted	Number of Options	Exercisable	Exercise Price $	Expiry Date
December 11, 2011	20,000	20,000	2.10	December 11, 2016
July 5, 2012	50,000	50,000	1.96	July 5, 2017
August 22, 2012	851,500	851,500	1.94	August 22, 2017
October 16, 2012	60,000	60,000	2.44	October 16, 2017
April 25, 2014	1,337,500	1,337,500	1.20	April 25, 2019
June 26, 2014	17,500	17,500	0.88	June 26, 2019
December 22, 2014	60,000	60,000	0.87	December 22, 2019
June 8, 2015	1,197,500	1,197,500	0.66	June 8, 2020

Total	3,594,000	3,594,000

The weighted average remaining useful life of stock options is 2.49 (2015 – 2.65) years.

EURASIAN MINERALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Nine months ended September 30, 2016

14. CAPITAL STOCK (Continued)

Stock Grants

The Company has received TSX-V approval for the issuance of certain stock grants as discretionary bonuses earned by the President and CEO, Chairman, directors, officers, area managers and certain employees of the Company pursuant to an annual compensation review.

Share-based Payments

During the nine months ended September 30, 2016, the Company recorded aggregate share-based payments of $27,462 (2015 -$512,562) as they relate to the fair value of stock options granted, fair value of incentive stock grants, and the accrual for the fair value of stock granted. Share-based payments are allocated to expense accounts as follows:

	General and
	Administrative	Exploration
Nine months ended September 30, 2016	Expenses	Expenditures	Total

Commitment to issue shares	$27,462	$-	$27,462
	$27,462	$-	$27,462

	General and
	Administrative	Exploration
Nine months ended September 30, 2015	Expenses	Expenditures	Total

Commitment to issue shares	$86,503	$(34,144)	$52,359
Fair value of stock options granted	353,661	106,542	460,203
	$440,164	$72,398	$512,562

15. RELATED PARTY TRANSACTIONS

The aggregate value of transactions and outstanding balances relating to key management personnel were as follows:

		Share-based
For the nine months ended September 30, 2016	Salary or Fees	Payments	Total
Management	$603,067	$-	$603,067
Outside directors *	113,098	-	113,098
Seabord Services Corp.	268,200	-	268,200
Total	$984,365	$-	$984,365

		Share-based
For the nine months ended September 30, 2015	Salary or Fees	Payments	Total
Management	$865,969	$108,637	$974,606
Outside directors *	120,103	79,898	200,001
Seabord Services Corp.	314,100	-	314,100
Total	$1,300,172	$188,535	$1,488,707

* Directors fees include US$5,000 per month paid to the Company’s non-Executive Chairman, who does not receive the fees paid to the other independent director’s.

EURASIAN MINERALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Nine months ended September 30, 2016

15. RELATED PARTY TRANSACTIONS (Continued)

Seabord Services Corp. (“Seabord”) is a management services company controlled by the Chairman of the Board of Directors of the Company. Seabord provides a Chief Financial Officer, a Corporate Secretary, accounting and administration staff, and office space to the Company. The Chief Financial Officer and Corporate Secretary are employees of Seabord and are not paid directly by the Company.

Included in the table above for the nine months ended September 30, 2015 is $247,660 in termination payments to a former officer of the Company.

Included in accounts payable and accrued liabilities at September 30, 2016 is $3,432 (December 31, 2015 - $3,467) owed to key management personnel and $17,563 (Decemer 31, 2015 - $25,079) to other related parties.

16. SEGMENTED INFORMATION

The Company operates within the resource industry. At September 30, 2016 and December 31, 2015 the Company had equipment and exploration and evaluation assets located geographically as follows:

EXPLORATION AND EVALUATION ASSETS	September 30, 2016	December 31, 2015
Asia Pacific	$81,124	$81,124
Sweden	437,755	437,755
Turkey	232,547	363,987
U.S.A	1,393,574	1,498,674
Total	$2,145,000	$2,381,540

PROPERTY AND EQUIPMENT	September 30, 2016	December 31, 2015
Asia Pacific	$8,376	$10,275
Haiti	-	23,612
Sweden	2,829	4,902
Turkey	803	7,032
U.S.A	489,984	568,639
Total	$501,992	$614,460

The Company’s royalty interests, goodwill, deferred income tax liability and royalty income and depletion form a cash generating unit located in the U.S.A, except $200,000 in a royalty interest held in Serbia.

17. RISK AND CAPITAL MANAGEMENT: FINANCIAL INSTRUMENTS

The Company considers items included in shareholders’ equity as capital. The Company’s objective when managing capital is to safeguard the Company’s ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders.

As at September 30, 2016, the Company had working capital of $5,895,178 (December 31, 2015 - $5,787,109). The Company has continuing royalty income that will vary depending on royalty ounces received, the price of gold, and foreign exchange rates on US royalty payments. The Company manages the capital structure and makes adjustments in light of changes in economic conditions and the risk characteristics of the underlying assets. The Company has sufficient working capital to undertake it’s current business plan. However, should the Company undertake anything over and above these plans, management will need additional sources of working capital. In order to maintain or adjust the capital structure, the Company may issue new shares through public and/or private placements, sell assets, or return capital to shareholders. The Company is not subject to externally imposed capital requirements.

EURASIAN MINERALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Nine months ended September 30, 2016

17. RISK AND CAPITAL MANAGEMENT: FINANCIAL INSTRUMENTS (Continued)

Fair Value

The Company characterizes inputs used in determining fair value using a hierarchy that prioritizes inputs depending on the degree to which they are observable. The three levels of the fair value hierarchy are as follows:

•

Level 1: inputs represent quoted prices in active markets for identical assets or liabilities. Active markets are those in which transactions occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

•

Level 2: inputs other than quoted prices that are observable, either directly or indirectly. Level 2 valuations are based on inputs, including quoted forward prices for commodities, market interest rates, and volatility factors, which can be observed or corroborated in the market place.

•	Level 3: inputs that are less observable, unavoidable or where the observable data does not support the majority of the instruments’ fair value.

As at September 30, 2016, there were no changes in the levels in comparison to December 31, 2015. Financial instruments measured at fair value on the statement of financial position are summarized in levels of the fair value hierarchy as follows:

Assets	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$3,787,616	$-	$-	$3,787,616
Restricted cash	255,361	-	-	255,361
Fair value through profit or loss investments	353,878	-	-	353,878
Strategic investments	4,413,609	-	-	4,413,609
Accounts receivable	-	1,809,722	-	1,809,722
Non-current accounts receivable	-	2,326,490	-	2,326,490
Total	$8,810,464	$4,136,212	$-	$12,946,676

The carrying value of receivables (excluding the receivable related to the sale of AES, Note 8), accounts payable and accrued liabilities, and advances from joint venture partners approximate their fair value because of the short-term nature of these instruments.

Accounts receivable, including both long and current portions related to the sale of a AES (Note 8) were valued using a pricing model which require a variety of inputs, such as expected gold prices and foreign exchange rates. These receivables are valued using observable market commodity prices and thereby classified within Level 2 of the fair value hierarchy.

The Company’s financial instruments are exposed to certain financial risks, including credit risk, interest rate risk, market risk, liquidity risk and currency risk.

Credit Risk

The Company is exposed to credit risk by holding cash and cash equivalents and receivables. This risk is minimized by holding a significant portion of the funds in Canadian banks. The Company’s exposure with respect to its receivables is primarily related to royalty streams, recovery of exploration evaluation costs, and convertible promissory notes (Note 7).

Interest Rate Risk

The Company is exposed to interest rate risk because of fluctuating interest rates. Management believes the interest rate risk is low given interest rates on promissory notes is fixed and the current low global interest rate environment. Fluctuations in market rates is not expected to have a significant impact on the Company’s operations due to the short term to maturity and no penalty cashable feature of its cash equivalents.

EURASIAN MINERALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Nine months ended September 30, 2016

17. RISK AND CAPITAL MANAGEMENT: FINANCIAL INSTRUMENTS (Continued)

Market Risk

The Company is exposed to market risk because of the fluctuating values of its publicly traded marketable securities and other company investments. The Company has no control over these fluctuations and does not hedge its investments. Based on the September 30, 2016 portfolio values, a 10% increase or decrease in effective market values would increase or decrease net shareholders’ equity by approximately $62,000.

Liquidity Risk

Liquidity risk is the risk that the Company is unable to meet its financial obligations as they come due. The Company manages this risk by careful management of its working capital to ensure the Company’s expenditures will not exceed available resources.

Commodity Risk

The Company’s royalty revenues are derived from a royalty interest and are based on the extraction and sale of precious and base minerals and metals. Factors beyond the control of the Company may affect the marketability of metals discovered. Metal prices have historically fluctuated widely. Consequently, the economic viability of the Company’s royalty interests cannot be accurately predicted and may be adversely affected by fluctuations in mineral prices.

Currency Risk

Foreign exchange risk arises when future commercial transactions and recognized assets and liabilities are denominated in a currency that is not the entity’s functional currency. The Company operates in Canada, Turkey, Sweden, Australia and the U.S.A. The Company funds cash calls to its subsidiary companies outside of Canada in US dollars and a portion of its expenditures are also incurred in local currencies.

The exposure of the Company’s cash and cash equivalents, receivables, and accounts payable and accrued liabilities to foreign exchange risk as at September 30, 2016 is as follows:

Accounts	US dollars
Cash and cash equivalents	$4,830,179
Receivables	1,745,486
Non current receivables	1,753,058
Accounts payable and accrued liabilities	(259,960)
Advances from joint venture partners	(99,276)
Net exposure	7,969,487
Canadian dollar equivalent	$10,472,862

The balances noted above reflect the US dollar balances held within the parent company and any wholly owned subsidiaries. Balances denominated in another currency other than the functional currency held in foreign operations are considered immaterial.

Based on the above net exposure as at September 30, 2016, and assuming that all other variables remain constant, a 10% depreciation or appreciation of the Canadian dollar against the US dollar would result in an increase/decrease of approximately $1,047,000 in the Company’s pre-tax profit or loss.

EURASIAN MINERALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Nine months ended September 30, 2016

18. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	September 30, 2016	December 31, 2015
Cash	$3,532,677	$5,365,271
Short-term deposits	254,939	269,330
Total	$3,787,616	$5,634,601

The significant non-cash investing and financing transactions during the nine months ended September 30, 2016 included:

a.	Recorded a gain through accumulated other comprehensive income of $137,622 related to the fair value adjustments on available-for-sale (“AFS”) financial instruments;
b.	Issuance of 250,000 valued at $145,000 pursuant to the acquisition of the Maggie Creek and Aghan royalties (Note 10);
c.	Issuance of 140,000 bonus shares valued at $166,600 applied to commitment to issue shares;
d.	Reclassification of $46,258 of reserves to share capital from the exercise of options;
e.	Adjusted reserves and investment in associated companies for $156,900 related to share-based payments made by an associated company; and
f.

Adjusted non-current assets and liabilities for $1,372,718 related to cumulative translation adjustments (“CTA”), of which $1,519,539 relates to a CTA loss on a royalty interest, $340,329 relates to a CTA loss on goodwill, $496,026 relates to a CTA gain on a deferred tax liability and $8,876 relates to a CTA loss in the net liabilities of a subsidiary with a functional currency different from the presentation currency.

The significant non-cash investing and financing transactions during the nine month period ended September 30, 2015 included:

a.	Recorded a loss through accumulated other comprehensive income of $17,619 related to the fair value adjustments on AFS financial instruments;
b.	Issuance of 163,000 bonus shares valued at $233,950 applied to commitment to issue shares; and
c.

Adjusted non-current assets and liabilities for $4,630,169 related to cumulative translation adjustments (“CTA”), of which $4,385,552, relates to CTA gain on royalty interest, $1,182,055 relates to CTA gain on goodwill, $1,182,055 relates to a CTA loss on deferred tax liability and $244,617 relates to CTA gain in the net assets of a subsidiary with a functional currency different from the presentation currency.

19. EVENTS AFTER REPORTING DATE

Subsequent to September 30, 2016, the Company:

a)

Entered into an exploration and option agreement through its wholly owned subsidiary Bronco Creek Exploration, Inc., with Coeur Explorations, Inc., a subsidiary of Coeur Mining, Inc. (NYSE: CDE) (“Coeur”) for the Mineral Hill gold-copper property (“Property”) in Wyoming held under a pooling agreement with Mineral Hill L.P. (“MHL”), with all proceeds split 50:50, except for the sale of surface rights associated with several patented mining claims. Pursuant to the Agreement, Coeur may acquire a 100% interest in the Property by a) making annual option payments totaling US $435,000, beginning upon execution of the Agreement b) making exploration expenditures totaling US $1,550,000 on or before the fifth anniversary of the agreement, and c) paying US $250,000 upon exercise of the option. Upon exercise of the option, EMX and MHL will retain a 4% NSR royalty, of which Coeur may purchase up to 1.5% of the NSR royalty if, within sixty days after the completion of a preliminary economic assessment (“PEA”), Coeur purchases the first 0.5%for US $1,000,000. Coeur may purchase an additional 0.5% or 1% of the NSR royalty at any time thereafter for US $2,000,000 per 0.5% interest (maximum total buy down of 1.5%), with EMX and MHL retaining a 2.5% interest.

EURASIAN MINERALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Nine months ended September 30, 2016

19. EVENTS AFTER REPORTING DATE (Continued)

After the option exercise, EMX and MHL will receive annual advance minimum royalties of US $150,000 and, upon completion of a feasibility study, a milestone payment of US $1,000,000.

b)

Entered into an Exploration and Option to Purchase Agreement, through its wholly owned subsidiary Bronco Creek Exploration Inc. (“BCE”), for the Copper King porphyry copper project to Kennecott Exploration Company (“Kennecott”). Pursuant to the Agreement, Kennecott can earn a 100% interest in the Project by (a) reimbursing the 2016 holding costs and making option payments, together totaling US $504,314, and (b) completing US $4,000,000 in exploration expenditures before the fifth anniversary of the Agreement. Upon exercise of the option EMX will retain a 2% NSR royalty on the Project. Annual advance minimum royalty payments and certain milestone payments are required after exercise of the option.

c)	Completed the sale of 5 patented mining claims comprising its Ophir property in Utah, through its wholly owne subsidiary Bullion Monarch Mining Inc. to Kennecott for US $75,000 and a 2% NSR royalty.

d)	Granted 1,277,500 incentive stock options to employees, management, and directors with an exercise price of $1.30 per share and exercisable on or before October 18, 2021.